VIA EDGAR	200 Crescent Court, Suite 300
Dallas, Texas 75201
+1 214 746 7700 tel
+1 214 746 7777 fax

James R. Griffin
+1 214 746 7779
August 24, 2018	james.griffin@weil.com

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attn: Mara L. Ransom, Assistant Director, Office of Consumer Products

Re:          Gores Holdings II, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed July 12, 2018
File No. 1-37979

Dear Ms. Ransom:

This letter is sent on behalf of Gores Holdings II, Inc. (the “Company”), in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated August 10, 2018 (the “Comment Letter”) regarding the above-referenced filing.

Please note that the Company today filed with the Commission Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (“Amendment No. 1”) reflecting, among other things, the revisions set forth below.

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Comment Letter, and we have set forth below, in bold, the text of the Staff’s comment prior to each response in the same order as presented in the Comment Letter.

Preliminary Proxy Statement on Schedule 14A filed on July 12, 2018

General

1.              Comment:  In an appropriate place toward the front of your proxy statement, please explain how Greenlight is affiliated with Verra Mobility, as you do not make it clear how Verra Mobility will be acquired by you. For example, in your first Q&A on page 11, you state that Verra Mobility will be the surviving corporation in the First Merger, however, you don’t explain how it will become the surviving corporation.

Response:  The Staff’s comment is noted.  In response to the Staff’s comment, the Company has included on page 2 of Amendment No. 1 a description of Greenlight’s affiliation with Verra Mobility. In addition, the Company has revised the Q&A on page 12 of Amendment No. 1 to clarify that Greenlight will be the surviving corporation of the First Merger.

Summary Term Sheet, page 1

2.              Comment:  In the final bullet point on page 6, you identify as an interest “the fact that Alec Gores, our Chairman, is the brother of Tom Gores, the Chief Executive Officer and Chairman of Platinum Equity, and that Tom Gores and certain other executives of Platinum Equity would participate in the Private Placement indirectly through an investment in our Sponsor.” Please clarify here and elsewhere where you discuss this interest that Platinum Equity currently holds a controlling stake in Verra Mobility through the Platinum Stockholder, which will receive all of the cash consideration and a portion of the stock consideration to be paid in connection with the business combination. Please also disclose here that the Platinum Stockholder will retain approximately 42% of voting power in the post-combination company assuming no share redemptions and 51% of voting power assuming maximum share redemptions. Finally, please describe here the Platinum Stockholder’s director designation rights, and make corresponding revisions throughout your proxy statement.

Response:  The Staff’s comment is noted. In response to the Staff’s comment, the Company has added the following disclosure at the end of the final bullet point to pages 7, 23, 45, 51, 81, 151, 200 and 244 of Amendment No. 1.

“Platinum Equity currently holds a controlling stake in Verra Mobility through the Platinum Stockholder, which will receive all of the cash consideration and a portion of the stock consideration to be paid in connection with the business combination. The Platinum Stockholder will retain approximately 34% of voting power in the post-combination company assuming no share redemptions and 47% of voting power assuming maximum share redemptions.  The Platinum Stockholder will also have the right to nominate up to three directors to the post-closing company’s board of directors, of whom one will initially be the current Chief Executive Officer of Verra Mobility as a Class II director and the other two will initially be representatives of the Platinum Stockholder as Class III directors. In addition, if one of the Platinum Stockholder’s nominees is elected, one of the Platinum Stockholder’s nominees will serve as the chairman of the board of directors and the Platinum Stockholder will have the right to appoint one representative to each committee of the board of the post-closing company. The Platinum Stockholder’s right to nominate directors to the post-closing company’s board is subject to maintaining its ownership percentage of the total outstanding shares of Class A Stock at certain levels as discussed elsewhere in this proxy statement.”

In further response to the Staff’s comment, the Company has added the following disclosure to page 329 of Amendment No. 1 after the last sentence of the section titled “Relationship with Platinum Equity”:

“Platinum Equity currently holds a controlling stake in Verra Mobility through the Platinum Stockholder, which will receive all of the cash consideration and a portion of the stock consideration to be paid in connection with the business combination. The Platinum Stockholder will retain approximately 34% of voting power in the post-combination company assuming no share redemptions and 47% of voting power assuming maximum share redemptions.  Pursuant to the Investor Rights Agreement, the Platinum Stockholder will have the right to nominate up to three directors to the post-closing company’s board of directors, of whom one will initially be the current Chief Executive Officer of Verra Mobility as a Class II director and the other two will initially be representatives of the Platinum Stockholder as Class III directors. In addition, if one the of the Platinum Stockholder’s nominees is elected, one of the Platinum Stockholder’s nominees will serve as the chairman of the board of directors and the Platinum Stockholder will have the right to appoint one representative to each committee of the board of the post-closing company. The Platinum Stockholder’s right to nominate directors to the post-closing company’s board is subject to its ownership percentage of the total outstanding shares of Class A Stock. If the Platinum Stockholder holds: (i) 25% or greater of the outstanding Class A Stock, it will have the right to nominate three directors; (ii) less than 25% but greater than or equal to 15% of the outstanding Class A Stock, it will have the right to nominate two directors; (iii) less than 15% but greater than or equal to 5% of the outstanding Class A Stock, it will have the right to nominate one director; and (iv) less than 5% of the outstanding Class A Stock, it will not have the right to nominate any directors.”

Questions and Answers about the Proposals for Stockholders, page 11

3.              Comment:  Please add a question and answer about the absence of a maximum redemption threshold which includes the related disclosure on page 102.

Response:  The Staff’s comment is noted. The Company has responded to the Staff’s comment by revising the disclosure on page 26 of Amendment No. 1.

Is there a limit on the total number of shares that may be redeemed?, page 24

4.              Comment:  Please disclose here the number of shares that would be redeemed under the maximum redemption scenario you describe elsewhere in the prospectus (such as on pages 37 and 121).

Response:  The Staff’s comment is noted. In response to the Staff’s comment, the Company has added the following disclosure to the answer provided for the question “Is there a limit on the total number of shares that may be redeemed?” on page 26 of Amendment No. 1 and throughout Amendment No. 1:

“Based on the amount of $404,611,945 in our Trust Account as of June 30, 2018, and taking into account the anticipated gross proceeds of approximately $400,000,000 from the Private Placement, approximately 20,000,000 shares of Class A Stock may be redeemed and still enable us to have sufficient cash to satisfy the cash closing conditions in the Merger Agreement.  We refer to this as the maximum redemption scenario.”

What happens if the Business Combination is not consummated?, page 26

5.              Comment:  Please revise to clarify here, if true, that you may amend your certificate of incorporation to extend your business combination deadline without limitation. We note your related disclosure in the final risk factor on page 81. If there are reasons why you cannot or will not seek shareholder approval to extend such deadline, please state why. Please add similar clarification elsewhere in your filing where you mention the January 19, 2019 deadline.

Response:  The Staff’s comment is noted. The Company has responded to the Staff’s comment by revising the disclosure in the risk factor on pages 84 and 85 of Amendment No. 1.

Summary of the Proxy Statement

Verra Mobility’s Business, page 30

6.              Comment:  Please revise to provide support for your claims throughout your proxy statement regarding Verra Mobility’s market leadership. As examples, we note your disclosure in this section that Verra Mobility is a “leading provider” and has “industry leading capabilities, information and technology expertise,” as well as your disclosure on page 184 regarding Verra Mobility’s “market-leading positions.” We also note a number of similar claims in the “Information About Verra Mobility” section, including those made on pages 243 and 246.

Response:  The Staff’s comment is noted.  The Company has responded to the Staff’s comment by including additional disclosure on page 9 of Amendment No. 1 to address the basis for the statements regarding Verra Mobility’s “market leading positions” and similar assertions.

Consideration to the Greenlight Stockholders in the Business Combination, page 31

7.              Comment:  Please expand the disclosure in this section to provide ranges of potential cash, stock, and aggregate consideration you may be required to issue in the Business Combination, taking into account the various adjustments you describe here. Consider providing this information in tabular format when you depict the alternative scenarios.

Response:  The Staff’s comment is noted. On pages 34 and 35 of Amendment No. 1, we have included tabular disclosure showing a representative range of potential cash, stock and aggregate consideration to be paid, taking into account the adjustments to the total consideration described on pages 33 and 34 of the Preliminary Proxy Statement.

Organizational Structure, page 34

8.              Comment:  Please revise to depict who controls PE Greenlight Holdings, LLC, with a view to understanding who will ultimately control you.

Response:  The Staff’s comment is noted.  The Company respectfully advises the Staff that it has revised the organizational chart on page 38 of Amendment No. 1 to disclose that Platinum Equity controls PE Greenlight Holdings, LLC, and the organizational chart on page 39 of Amendment No. 1 to depict the interests of Platinum Equity and the other major stockholders in the post-combination company.

Risk Factors

Risks Related to Verra Mobility’s Business

A failure in or breach of Verra Mobility’s networks or systems . . ., page 65

9.              Comment:  You state here, “In the normal course of Verra Mobility’s business, Verra Mobility has been the target of malicious cyber-attack attempts.” Please revise to discuss here any material cybersecurity breaches you have experienced, and quantify the related costs you have incurred and reasonably expect to incur here or elsewhere as appropriate. Alternatively, please confirm to us that you have not experienced any material cybersecurity breaches.

Response:  The Staff’s comment is noted.  Verra Mobility hereby confirms to the Staff that it has not experienced any material cybersecurity breaches.

Risks Related to Verra Mobility’s Debt

Verra Mobility’s substantial level of indebtedness . . ., page 99

10.       Comment:  Please revise to quantify here the aggregate amount of anticipated post-closing indebtedness as of the effective date of the Business Combination.

Response:  The Staff’s comment is noted.  The referenced disclosure has been revised on page 102 of Amendment No. 1 to provide the requested information regarding the anticipated post-closing indebtedness as of the effective date of the Business Combination.

Unaudited Pro Forma Condensed Combined Financial Information

Verra Mobility Historical Information in the Unaudited Pro Forma Condensed Combined Statements of Operations, page 115

11.       Comment:  We note your pro forma adjustments to reflect incremental amortization expense related to the revised intangible asset valuations associated with the HTA and Platinum mergers. Please explain to us why there do not appear to be similar adjustments related to depreciation of the revised valuations of your property and equipment.

Response:  The Staff’s comment is noted.  Verra Mobility respectfully advises the Staff that no adjustments related to depreciation of property and equipment were necessary in the Unaudited Pro Forma Condensed Combined Statements of Operations, as management determined the net book value of the acquired tangible assets were representative of fair market value. As a result, no fair value adjustments were required in accordance with ASC 805 Business Combinations for the HTA and Platinum mergers.

Sources and Uses for the Business Combination, page 140

12.       Comment:  We note that the “maximum redemption scenario” presented throughout your filing assumes a 33.3% redemption, or 13.3 million shares, of the outstanding shares of Class A Stock. Since actual redemptions could exceed these “maximum” amounts, please tell us and prominently disclose how this percentage was determined. In doing so, clarify if 33.3% is the maximum redemption percentage under which the merger may be consummated and explain if and how the redemption limitation thresholds discussed on page 24 impacted this percentage.

Response:  The Staff’s comment is noted.  In response to the Staff’s comment, the Company further reviewed the maximum redemption calculation and determined that the maximum redemption percentage is 50% rather than 33.3%. Per the minimum cash condition in Section 8.3(f) of the Merger Agreement, Greenlight would not be required to close the Business Combination in the event the Company’s cash balance at closing is less than $600,000,000. In the event that more than 50% of stockholders redeemed their shares of Class A Stock prior to closing, the Company would have less than $600,000,000 at closing and the minimum cash condition would not be satisfied. Amendment No. 1 has been updated throughout to reflect the 50% maximum redemption percentage and how such maximum redemption was calculated.

Proposal No. 1 — Approval of the Business Combination

Background of the Business Combination, page 169

13.       Comment:  Please supplementally provide us with copies of any presentations relating to the Business Combination that Moelis presented to your board.

Response:  The Staff’s comment is noted. A copy of the confidential board presentation prepared by Moelis in connection with its fairness opinion and presented to the Company’s board of directors at its meeting on June 20, 2018 is being provided directly to the Staff by Proskauer Rose LLP, counsel to Moelis, under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended. Such presentation is being provided together with a request that it be returned promptly following completion of the Staff’s review thereof. By separate letter, a request for confidential treatment of this presentation pursuant to 17 C.F.R. § 200.83 has been made by Proskauer Rose LLP, counsel to Moelis.

14.       Comment:  Please expand the disclosure in this section to include a more detailed description of the negotiations surrounding the material terms of the merger agreement and the other agreements related to the Business Combination. For example, please specify which of the parties recommended the initial consideration, explain how that amount was determined, and describe how the consideration changed over the course of the negotiations until the parties arrived at the final consideration amount. We note in that regard your brief reference on page 173 to the parties’ respective counsels “exchang[ing] several drafts of the definitive agreements for the potential business combination” between May 28, 2018 and June 20, 2018. Please provide similar disclosure with respect to the form and mix of consideration and the adjustments thereto, the earn-out right, and the material terms of the PIPE agreements, the investor rights agreement, and the tax receivable agreement. See Item 14(b)(7) of Schedule 14A.

Response:  The Staff’s comment is noted.  In response to the Staff’s comment, additional disclosure has been added on pages 181-184 of Amendment No. 1.

15.       Comment:  Please revise to briefly describe the criteria you initially considered which led you to pursue Greenlight as a potential target.

Response:  The Staff’s comment is noted.  The Company has responded to the Staff’s comment by adding additional disclosure on page 176 of Amendment No. 1 with respect to the criteria the Company utilizes in connection with evaluating potential acquisition targets, including Greenlight.

16.       Comment:  We note your disclosure on page 170 that, during a February 1, 2018 meeting, your CEO conveyed to a Platinum Equity representative your “views as to how a potential transaction involving the Company and Greenlight would be structured, including that the Company contemplated raising additional equity capital from private investors in connection with a potential business combination.” Please expand your disclosure to explain whether you considered any alternative financing arrangements, and, if so, why you ultimately determined to pursue the PIPE Investment.

Response:  The Staff’s comment is noted.  The Company advises the Staff that it did not consider other alternative financing arrangements given its views that such financing should be accomplished through the raising of additional equity from private investors.   The Company has responded to the Staff’s comment by adding additional disclosure to this effect on page 177 of Amendment No. 1.

17.       Comment:  Please revise to clarify the role played by Deutsche Bank in the discussions leading to the Business Combination, and to disclose that Deutsche Bank will forfeit $14.0 million in deferred underwriting commissions from your initial public offering should you fail to consummate a business combination by the deadline. We note in that regard your description on page 171 of a telephonic meeting during which Deutsche Bank provided its “analysis as to the financial market’s views with respect to comparable companies to Verra Mobility and similar transactions to the potential business combination” to your CEO and a Platinum Equity representative. Please also disclose the scope of KPMG’s “accounting diligence review” which you reference throughout this section. If a report, opinion or appraisal was prepared by either party, please provide the disclosure that Item 14(b)(6) of Schedule 14A requires and supplementally provide us with any related presentations such party made to your board.

Response:  The Staff’s comment is noted.  In response to the Staff’s comment, the disclosure on page 178 of Amendment No. 1 has been revised to reflect Deutsche Bank’s limited consulting role to the Company and to provide the requested disclosure with respect to the deferred underwriting commissions.  With respect to KPMG, the disclosure on page 179 of Amendment No. 1 has been revised eliminating the reference to KMPG’s role in the accounting diligence.  The Company respectfully advises the Staff that the disclosure requested by the Staff with respect to Item 14(b)(6) of Schedule 14A is not applicable, as the disclosure does not reference any “report, opinion or appraisal” by either Deutsche Bank or KPMG.   See Item 14(b)(6) of Schedule 14A.

18.       Comment:  We note your description on page 174 regarding the independence disclosure letter in which Moelis “disclosed to the Board particular relationships or investments of Moelis that could impact Moelis’ independence and the Board’s decision to engage Moelis to deliver a fairness opinion to the Board.” Please revise to describe these relationships or investments, and to explain why the board “determin[ed] that none of such matters would have an impact on Moelis’ independence.”

Response:  The Staff’s comment is noted.  In response to the Staff’s comment, additional disclosure has been added on page 182 of Amendment No. 1.

19.       Comment:  Elaborate upon how the Board concluded that the proposed Business Combination “represented the best potential business combination for the Company based upon the process utilized to evaluate and assess other potential acquisition targets,” to elaborate upon the process utilized and the results of this process.

Response:  The Staff’s comment is noted.  In response to the Staff’s comment, additional disclosure has been added on page 184 of Amendment No. 1.

Opinion of the Company’s Financial Advisor, page 175

20.       Comment:  Revise to disclose the “Historical Synergies” and “Historical Tax Benefits,” which you discuss here.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the Company has added footnote (3) on page 197 of Amendment No. 1 to identify the Historical Synergies and revised footnote (3) on page 198 of Amendment No. 1 to identify and disclose additional detail regarding the Historical Tax Benefits.

Independent Director Oversight, page 183

21.       Comment:  You state here and elsewhere in your proxy statement that your independent directors “took an active role in evaluating and negotiating the proposed terms of the Business Combination…” and were aware of the potential conflicts of interest of the other Board members. State, if true, that you did not form a special committee of directors comprised solely of your independent directors to exclusively evaluate and negotiate the terms of the Business Combination and explain why not, given the conflicts of interest you describe.

Response:  The Staff’s comment is noted.  In response to the Staff’s comment, additional disclosure has been added on page 192 of Amendment No. 1.

The Company’s Board of Directors’ Reasons for the Approval of the Business Combination, page 183

22.       Comment:  Elaborate upon the “Market Leadership” you describe in the first bullet to specify how you measured, quantitatively or qualitatively, Verra Mobility’s “leading” and “market-leading” industry status in deciding to approve the transaction.

Response:  The Staff’s comment is noted.  The Company respectfully directs the Staff to the Company’s response to comment 6 and the new disclosure provided in response thereto and hereto on page 9 of Amendment No. 1.

Certain Company Projected Financial Information, page 186

23.       Comment:  Please revise to identify the material assumptions underlying the projections disclosed in this section. We note your reference to certain assumptions in the penultimate paragraph of page 186.

Response:  The Staff’s comment is noted. In response to the Staff’s comment, the Company has provided additional disclosure on pages 195 and 196 of Amendment No. 1 regarding the material assumptions utilized.

Proposal No. 2—Approval of the Issuance of More Than 20% of the Company’s Issued and Outstanding Common Stock in Connection with the Business Combination and the Private Placement, page 201

24.       Comment:  We note your disclosure here that you will effect your issuance of stock in the Private Placement in reliance on the Section 4(a)(2) exemption from registration. Please revise to specify the exemption from registration you will rely upon to issue Class A shares to the Greenlight Stockholders, and briefly explain why the exemption is available for this issuance.

Response:  The Staff’s comment is noted. The Company has responded to the Staff’s comment by revising the disclosure on page 212 of Amendment No. 1.

Proposal No. 3—Approval of the Second Amended and Restated Certificate of Incorporation, page 203

25.       Comment:  Please provide your analysis as to why you are not required to unbundle this proposal into separate proposals so as to allow shareholders to vote separately on the authorized share increase, the determination of board size, the supermajority voting requirements, the DGCL Section 203 opt-out, and the corporate opportunity exemption provisions. Refer to Rule 14a-4(a)(3) of Regulation 14A as well as Question 201.01 of the Division’s Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations. In that regard, we note Proposal No. 4 provides shareholders with only a “non-binding advisory” vote on the supermajority voting and DGCL Section 203 opt-out provisions “in accordance with SEC guidance,” and that you intend for these provisions to take effect “regardless of the outcome of the non-binding advisory vote.” Your analysis should identify the “SEC guidance” referenced and explain how it applies to your particular circumstances. Please also include a form of proxy card with your next revised proxy statement.

Response:  We note the Staff’s comment and have reviewed the Staff’s guidance regarding unbundling, including the Division’s Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations (“CDIs”) and the Staff’s public statements regarding the same.  In response, we have unbundled into separate proposals the cited authorized share increase and corporate opportunity provisions.  Please see the revised Proposal No. 4 on pages 218-220 of Amendment No. 1.

We respectfully submit that, pursuant to the Staff’s guidance, the Company believes that the proposed amendment to Section 5.2(a) of the current Certificate of Incorporation to provide that the number of directors be determined exclusively by board resolution is not required to be unbundled.  Specifically, Question 201.01 of the CDIs states that “only material matters must be unbundled, and acquirors should consider whether the provisions in question substantively affect shareholder rights.” Section 5.2(a) of the current Certificate of Incorporation states that “[t]he number of directors of the Corporation, shall be fixed from time to time in the manner provided in the Bylaws.”  Section 3.1 of the Bylaws, in turn, states that “the number of directors shall be fixed exclusively by resolution of the Board.”  Thus, the proposed amendment to Section 5.2(a) does not alter, but instead merely clarifies in the Certificate of Incorporation how the number of Company board directors is currently determined, and as such, does not substantively affect current shareholder rights.

Further, the Company respectfully submits that providing stockholders with a non-binding advisory vote with respect to the revised unbundled proposals in Proposal No. 4 is consistent with Question 201.01 and public statements made by the Staff regarding the same.  Specifically, the Staff has emphasized that Question 201.01 is not intended to create a federal right to vote, the force of any such vote being dictated by state law.  As such, the Staff has noted that it will not take a position as to whether a matter unbundled in accordance with Question 201.01 is presented as binding or non-binding where state law would not require a separate vote.  Here, the entirety of the amendments are subject to stockholder approval under Proposal No. 3, which is all that is required under Delaware law.  The unbundled proposals set forth in Proposal No. 4 were unbundled as separate proposals solely to comply with Question 201.01 and the Staff’s unbundling guidance; applicable Delaware State law would not have otherwise required a separate vote on each of these provisions.  Thus, consistent with the Staff’s public clarifications regarding Question 201.01, the Company has presented these provisions as non-binding advisory proposals, and has further highlighted to stockholders the Company’s intention for these provisions to take effect regardless of the outcome of the non-binding advisory vote (assuming approval of Proposal No. 3).

Information about Verra Mobility

The Industries in Which Verra Mobility Operates

Tolling, page 245

26.       Comment:  Please revise to provide support for your reference here to “the overall growth in tolling,” as the currently disclosed statistics do not appear to address any change in tolling over time. Please also update the statistics from IBTTA here and on page 248. In that regard, we note the statistic from IBTTA regarding infrastructure funding by tolling authorities covers 2009 to 2011, and the date of IBTTA’s estimate of $65 to $70 billion in annual U.S. tolling industry revenues by 2030 is not specified.

Response:  The Staff’s comment is noted. The Company advises the Staff as follows:

•                  regarding the statement addressing the “overall growth in tolling,” the Company has revised the disclosure on page 257 of Amendment No. 1 to provide support for this statement;

•                  regarding the statement addressing infrastructure funding by tolling authorities, IBTTA has continued over time to reference the original survey from which this information was taken and has not updated such survey to address more recent periods, and therefore the Company has removed this statement from page 257 of Amendment No. 1; and

•                  regarding the statement addressing IBTTA’s estimate of annual U.S. tolling industry revenues, the Company has revised the disclosure on page 260 of Amendment No. 1 to specify when IBTTA made such estimate.

Verra Mobility’s Strengths

Recurring Revenue Business Model with Diversified Blue-Chip Customer Base, page 246

27.       Comment:  You state on page 246 that Verra Mobility “has experienced a high level of customer retention” in the Government Solutions segment. Please revise your disclosure where appropriate to specify the metric or metrics Verra Mobility uses to gauge customer retention and to disclose such metrics for the periods presented.

Response: The Staff’s comment is noted.  Verra Mobility stands behind the accuracy of the statement regarding the high level of customer retention in Verra Mobility’s Government Solutions segment.  However, the Company has elected to remove the referenced disclosure from page 257 of Amendment No. 1 in lieu of quantifying and providing additional information regarding the metrics Verra Mobility uses to gauge such retention because of the commercial sensitivity to Verra Mobility of such information.

Competition, page 251

28.       Comment:  You state here that “Verra Mobility does face competition in certain solutions it offers from certain services offered by other vendors.” Please revise to specify the solutions and services to which this disclosure refers.

Response:  The Staff’s comment is noted.  The referenced disclosure has been revised on page 263 of Amendment No. 1 to provide the requested information regarding the solutions and services to which the disclosure refers.

Verra Mobility Management’s Discussion & Analysis

Results of Operations

Three Months Ended March 31, 2018 Compared to Three Months Ended March 31, 2017, page 259

29.       Comment:  We note your statement on page 262 that, “A contract negotiation with a large customer negatively impacted price during the period, but also allowed for operational efficiencies that were expected to impact adoption rates going forward.” Please revise to specify, if material, the nature of these “operational efficiencies” and the manner in which they are “expected to impact adoption rates going forward.”

Response:  The Staff’s comment is noted.  Upon further consideration, Verra Mobility has determined that the impact of the noted operational efficiencies are not expected to have a material impact on Verra Mobility’s results of operations and the referenced disclosure has therefore been revised on page 280 of Amendment No. 1 to remove the reference to the aforementioned operational efficiencies.

Liquidity and Capital Resources, page 273

30.       Comment:  Please revise your liquidity disclosures to address the Tax Receivable Agreement. In doing so, ensure you disclose your estimates of annual payments and how you intend to fund the required payments under the agreement.

Response:  The Staff’s comment is noted.  Verra Mobility has revised its liquidity disclosures beginning on pages 292 and 293 of Amendment No. 1 to reference the Tax Receivable Agreement.

Beneficial Ownership of Securities, page 309

31.       Comment:  Please identify the natural persons with voting and/or dispositive power over the securities held by the non-natural persons listed in the ownership table.

Response:  The Staff’s comment is noted. The Company respectfully directs the Staff’s attention to footnote 4 on page 325 of Amendment No. 1, which discloses Alec Gores as a natural person who exercises voting and dispositive power over the securities held by Gores Sponsor II, LLC.

The Company further advises the Staff it is unable to ascertain, without unreasonable expense, the natural persons with voting and dispositive power over the securities held by the remaining non-natural persons listed in the ownership table.  These entities purchased their shares on the open market, and the only information readily available to the Company is contained in each entity’s Schedule 13G filings with the Commission. The relevant Schedule 13G filings for each of those entities are references in footnotes 5-10 on page 325 of Amendment No. 1.  Certain of these disclosures contain the names of natural persons (e.g., the Schedule 13G filed by Davidson Kempner Capital Management LP on February 12, 2018 lists what appear to be 12 natural persons as “managing members” of that entity); however, certain of the other Schedule 13G filings do not provide any detail regarding the natural persons with voting and dispositive power over the securities (e.g., the Schedule 13G filed by Fir Tree Capital Management on February 14, 2018 does not list any natural persons who exercise voting and dispositive power over the securities). Even where the relevant Schedule 13G filings identify natural persons, it is not clear from those filings whether some or all of those individuals exercise voting and/or dispositive power over the securities held by that entity.  Accordingly, the Company respectfully submits that the existing disclosure, which references to each non-natural persons’ Schedule 13G filings filed with the Commission, is sufficient.

Certain Relationships and Related Transactions

Verra Mobility Related Party Transactions

Transactions between Platinum Equity and Verra Mobility, page 314

32.       Comment:  You disclose here that Verra Mobility paid Platinum Equity an aggregate of $13.8 million in fees in the period from June 1, 2017 to December 31, 2017 and an aggregate of $11.25 million in fees in the three months ended March 31, 2018. You also state that “Platinum Equity receives certain management fees in return for such services rendered, in an aggregate amount not to exceed $5,000,000 per year.” Please revise to briefly describe the fees in excess of $5,000,000 which Verra Mobility paid Platinum Equity in the periods discussed.

Response:  The Staff’s comment is noted.  The referenced disclosure has been revised on page 330 of Amendment No. 1 to provide the requested information regarding the fees paid by Verra Mobility in the periods discussed.

Gores Holdings II, Inc. Financial Statements

Notes to the Unaudited, Interim Financial Statements

Private Placement Warrants, page F-13

33.       Comment:  We note that the Private Placement Warrants “may be net cash settled.” Please tell us how you determined the warrants should be classified within equity and not within liabilities. See ASC 815-40-25-1 and -2.

Response:  The Staff’s comment is noted.  The Company advises the Staff that the warrants provide for physical (cash) settlement or net share (cashless) settlement, but do not provide for net cash settlement.  To reflect this change, the Company has revised the disclosure on pages 96, 234, 327, FS-15 and FS-37 of Amendment No. 1.

Verra Mobility Corporation and Subsidiaries Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements

2. Business Combinations

Verra Mobility Merger, page F-41

34.       Comment:  We note Verra Mobility acquired all of the issued and outstanding membership interest of the Highway Toll Administration, LLC and Canada Highway Toll Administration for an aggregate purchase price of $604.1 million, including 5.26 shares Greenlight Holdings II Corporation common stock with a fair value of $57.3 million. We also note 5.54 shares of Greenlight II common stock were issued as purchase consideration in April 2018 for the acquisition of Euro Parking Collection with a fair value of $62.6 million. Please tell us and disclose how you determined the fair value of the Greenlight Holdings II Corporation common stock for each of these transactions.

Response:  The Staff’s comment is noted.  Verra Mobility has revised the referenced disclosure on pages FS-45-FS-48, FS-94 and FS-95 of Amendment No. 1 to provide additional information regarding how the fair value of Greenlight Holdings II Corporation common stock was determined for each of the referenced transactions. Verra Mobility advises the Staff that its management considered numerous objective and subjective factors to determine what it believed to be the best estimate of the fair value of Greenlight Holdings II Corporation common stock. These factors generally included the following:

•                  valuation performed by unrelated third-party specialists;

•                  actual operating and financial performance;

•                  current business conditions and financial projections; and

•                  general economic conditions and specific industry outlook.

In valuing the Greenlight Holdings II Corporation common stock, Verra Mobility’s management determined the equity value of its business by taking an average of the value indications using discounted cash flow analysis, comparable public company analysis and comparable acquisitions analysis valuation methods.

The valuation report was prepared concurrent with the HTA merger and considered the impact of HTA’s results of operations. And, based on the short interval between the completion of the HTA and EPC mergers (the HTA merger closed on March 1, 2018 and the EPC merger closed on April 6, 2018), Verra Mobility’s management determined the enterprise fair value as of the March 1, 2018 closing of the HTA merger was materially consistent with that as of the April 6, 2018 closing of the EPC merger and was therefore a reasonable proxy for determining the fair value of the Greenlight Holdings II Corporation common stock as of the April 6, 2018. In addition to the short duration of the time between transactions, Verra Mobility’s management considered other factors such as the relative size of the EPC merger and the lack of indicators of substantive changes in Verra Mobility’s business condition, prospects and operating performance during the brief intervening period.

Notes to Consolidated Financial Statements

12. Stockholders’ Equity

Successor, page F-81

35.       Comment:  We note that, pursuant to the plan of merger, the Parent received 100 common shares of Verra Mobility and is the sole shareholder at December 31, 2017. We also note that you present the issuance of common shares as an equity contribution of $129,026,398 in your statement of stockholders’ equity and as proceeds from issuance of common stock in your statement of cash flows. Please revise your disclosures to explain what this balance represents and how the per share amount was determined.

Response:  The Staff’s comment is noted.  Verra Mobility respectfully advises the Staff that the $129.0 million represents the cash contributed by Platinum Equity to the Company as part of the transaction with selling shareholders of Verra Mobility, which was combined with proceeds from a corresponding debt issuance to aggregate the $548.2 million of total consideration paid to selling shareholders in the Merger. The 100 shares of Verra Mobility common stock issued in connection with the Platinum merger represents the new capital structure of Verra Mobility as established by Platinum Equity.  As Platinum Equity became the 100% shareholder of Verra Mobility, through its wholly-owned subsidiary Greenlight Holdings II Corporation, the parties agreed to issue 100 shares representing that ownership. Verra Mobility has revised the caption on the Statements of Stockholders’ Equity, the Statements of Cash Flows and provided additional narrative in Footnote 12 Stockholders’ Equity on pages FS-62, FS-63 and FS-88 of Amendment No. 1, respectively.

18. Subsequent Events, page F-87

36.       Comment:  Citing applicable accounting guidance, please tell us how you plan to account for the tax receivable agreement.

Response:  The Staff’s comment is noted.  Verra Mobility respectfully advises the Staff that at the closing of the Business Combination, the post-closing company will enter into the Tax Receivable Agreement with the Platinum Stockholder and the Stockholder Representative. The liability under the Tax Receivable Agreement is expected to be accounted for under ASC 450, Contingencies, as a contingent liability.

Further, as the Tax Receivable Agreement will be a contingent liability to distribute funds to pre-Business Combination stockholders of Verra Mobility, the initial liability to be recorded at closing of the Business Combination will be offset by a reduction of equity.  Verra Mobility has initially concluded the Tax Receivable Agreement should be measured at the undiscounted amount presumed payable to the Platinum Stockholder because the liability is a function of the tax attribute (which is measured on an undiscounted basis), and the timing of the payments is indeterminate.  As the pre-Business Combination stockholders are not required to continue as owners of the post-closing company, Verra Mobility believes any subsequent changes in the measurement of the liability would be recognized in profit or loss, outside of income tax expense because the liability is not a transaction with a taxing authority.

Annex A — Merger Agreement, page A-1

37.       Comment:  We refer you to Section 11.9(b) of the Merger Agreement. Please tell us whether the waiver of the right to a jury trial applies to claims made under the federal securities laws.

Response:  The Staff’s comment is noted.   The Company respectfully advises the Staff that, as written, the “waiver of jury trail” provision in Section 11.9(b) of the Merger Agreement is only applicable “to the extent not prohibited by applicable law which cannot be waived.”   Accordingly, to the extent that such waiver would prohibit claims made under the federal securities laws in a specific jurisdiction, and the waiver of jury trial for claims under the federal securities laws in that jurisdiction was prohibited under applicable law, the waiver would not be applicable to such federal securities law claims.  The Company further respectively advises the Staff that the “waiver of jury trial” provision is binding only on the parties to the Merger Agreement and any third party beneficiaries thereunder. With respect to such persons, the Company acknowledges that, to the extent that claims under the federal securities laws are brought by a party to the Merger Agreement (or any third party beneficiary thereunder) in a particular jurisdiction, and the “waiver of jury trial” provision in that jurisdiction with respect to such claims is prohibited under applicable law, the waiver would not be applicable to such federal securities law claims.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (214) 746-7779.  Thank you for your time and consideration.

Sincerely,

/s/ James R. Griffin

James R. Griffin, Esq.

cc:             Via E-mail

Kyle C. Krpata, Esq.

Myra Moosariparambil, Staff Accountant

Andrew Blume, Staff Accountant

Parhaum J. Hamidi, Esq., Special Counsel

Mark R. Stone, Chief Executive Officer, Gores Holdings II, Inc.